Exhibit 12.1

EarthLink, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013

Earnings available for fixed charges:
Income (loss) from continuing operations before income tax (provision) benefit	$154,906	$161,033	$138,284	$54,469	$4,589	$10,437	$(268,534)
Net losses of equity affiliate	—	—	—	—	—	—	—
Fixed charges	27,111	27,646	31,191	78,985	68,426	17,506	15,778
Total earnings available for fixed charges	$182,017	$188,679	$169,475	$133,454	$73,015	$27,943	$(252,756)

Fixed charges:
Interest expense	$24,860	$26,245	$29,692	$74,949	$64,331	$16,488	$14,817
Portion of interest expense representative of interest factor	2,251	1,401	1,499	4,036	4,095	1,018	961
Total fixed charges	$27,111	$27,646	$31,191	$78,985	$68,426	$17,506	$15,778

Ratio of Earnings to Fixed Charges	6.7	6.8	5.4	1.7	1.1	1.6	(a )

(a)  Earnings for the three months ended March 31, 2013 were insufficient to cover fixed charges by $253 million.